UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-36450

JD.com, Inc.

10th Floor, Building A, North Star Century Center

No. 8 Beichen West Street

Chaoyang District, Beijing 100101

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Mr. Daxue Li

Mr. Daxue Li, Senior Vice President of Technology of JD.com, Inc. (the “Company”), has tendered his resignation to the Company. Mr. Li has been heading the Company’s R&D team, and will be leaving in mid-2015 to pursue his personal interests. Before his official departure, Mr. Li will remain in his current role to help facilitate a smooth transition, and after that he will continue to work with the Company as an advisor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

	By	:	/s/ Sidney Xuande Huang
	Name:	:	Sidney Xuande Huang
	Title:	:	Chief Financial Offcier

Date: April 3, 2015